BRF S.A.

PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) informs to its shareholders and the market in general that, in a report released on the date hereof, Standard & Poor’s, a credit rating agency, updated BRF’s global rating from “BB-” to “BB”. The outlook for the rating is “stable”. The above-mentioned update is mostly a consequence of the rating agency’s review of the Brazilian Sovereign risk.

São Paulo, December 20th, 2023

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer